UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1

               INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
         THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                  NOTICE OF CHANGE IN THE MAJORITY OF DIRECTORS


                                 DSG GLOBAL INC.
             (Exact name of registrant as specified in its charter)

                                    000-53988
                            (Commission File Number)

                                     Nevada
                 (State or other jurisdiction of incorporation)

                                   29-1134956
                        (IRS Employer Identification No.)

                             214 - 5455 152nd Street
                    Surrey, British Columbia, Canada V3S 5A5
              (Address of principal executive offices and Zip Code)

                                 1-877-589-8806
              (Registrant's telephone number, including area code)

                                 DSG GLOBAL INC.

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

As used in this information statement, the terms "we", "us" and "our" refer to DSG Global Inc., a Nevada corporation.

This information statement is being delivered on or about May 22, 2015 to the holders of record of our common stock as of the close of business on May 5, 2015. On April 13, 2015, we entered into a share exchange agreement between our company (the "Purchaser"), DSG TAG Systems Inc. ("DSG TAG" or "Priveco"), and the shareholders of Priveco as set out in the share exchange agreement. The share exchange agreement contemplates that we will acquire all the issued and outstanding shares of common stock, but not less than 75% of such shares, of Priveco in consideration for the issuance of up to 20,000,000 shares of common stock of Purchaser.

On May 6, 2015, we completed the acquisition of 75% (82,435,748 common shares) of the issued and outstanding common shares of DSG TAG as contemplated by the share exchange agreement by issuing 15,185,875 shares of our common stock to 12 shareholders of DSG TAG who became parties to the agreement. We issued the 15,185,875 common shares to 12 non "U.S. persons" in an "offshore transaction" (as those terms term are defined in Regulation S of the Securities Act of 1933), relying on Regulation S and/or Section 4(2) of the Securities Act of 1933, as amended.

As a result of our acquisition on May 6, 2015 of the 82,435,748 shares of DSG TAG, we have voting and dispositive control over 75% of the issued and outstanding shares of common stock of DSG TAG, making it our majority-owned subsidiary. We may continue to acquire additional outstanding common shares of DSG TAG pursuant to the April 13, 2015 share exchange agreement as additional shareholders of DSG TAG become parties to the agreement and deliver their shares for exchange. As a condition to the closing the share exchange agreement, we issued an additional 179,823 shares of our common stock to Westergaard Holdings Ltd. in partial settlement of accrued interest on $2,502,168.23 in debt owed by DSG TAG to Westergaard Holdings Ltd.

As a result of the share exchange and debt settlement transactions completed on May 6, 2015, we have 25,365,698 issued and outstanding shares of common stock at the time of this information statement, of which 60.57% is held by the shareholders of DSG TAG participating in the share exchange agreement.

Our acquisition of Priveco was an arm's length transaction. Priveco is a technology development company based in Surrey, British Columbia, Canada, engaged in the design, manufacture, and marketing of fleet management solutions for the golf industry, as well as commercial, government and military applications. Its principal activities are the sale and rental of GPS tracking devices and interfaces for golf vehicles, and related support services. The company was founded by a group of individuals who have dedicated their careers to fleet management technologies and have been at the forefront of the industry's most innovative developments. The company has developed the TAG suite of products that represents the first completely modular fleet management solution for the golf industry.

The share exchange agreement contemplates that our current board of directors will appoint Robert Silzer, Keith Westergaard, Jason Sugarman, Rupert Wainwright, Stephen Johnston and James Singerlin as members of our board of directors. The appointment of the new board was subject to the closing of the share exchange agreement will take effect no less than ten days after this Information Statement is mailed or delivered to all of our shareholders in compliance with Section 14(f) of the Securities Act of 1934, as amended, and Rule 14(f)-1 thereunder.

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY. WE ARE NOT SOLICITING PROXIES IN CONNECTION WITH THE ITEMS DESCRIBED IN THIS
INFORMATION STATEMENT. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES

The authorized capital stock of our company consists of 125,000,000 shares of common stock, par value $0.0001 per share, of which 25,365,698 shares are issued and outstanding.

Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of our shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common shares as of May 19, 2015 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors, proposed directors and named executive officers, and (iii) officers, directors and proposed directors as a group. Unless otherwise indicated, the persons listed below possess sole voting and investment power with respect to the common shares shown.

                                                                                     Amount and
                                                                                      Nature of
Name  and  Address  of                                                                Beneficial      Percent of
  Beneficial Owner                       Office, If Any           Title of Class     Ownership (1)     Class (2)
  ----------------                       --------------           --------------     -------------     ---------
OFFICERS AND DIRECTORS

Andrea Fehsenfeld                      Director, former           Common Stock          5,000,000       19.71%
8017 Kenyon Avenue                     president, chief
Los Angeles, CA 90045                  executive officer,
                                       chief financial
                                       officer, secretary and
                                       treasurer

Robert Silzer                          Director (proposed),       Common Stock          4,457,632       17.57%
214 - 5455 152nd Street                president, chief
Surrey, British Columbia, Canada       executive officer,
V3S 5A5                                chief financial
                                       officer, secretary and
                                       treasurer

Keith Westergaard                      Director (proposed)        Common Stock          3,428,486 (3)   13.51%
214 - 5455 152nd Street
Surrey, British Columbia, Canada
V3S 5A5

Jason Sugarman                         Director (proposed)        Common Stock                Nil         Nil
214 - 5455 152nd Street
Surrey, British Columbia, Canada
V3S 5A5

Rupert Wainwright                      Director (proposed)        Common Stock                Nil         Nil
214 - 5455 152nd Street
Surrey, British Columbia, Canada
V3S 5A5

Stephen Johnston                       Director, (proposed)       Common Stock                Nil         Nil
214 - 5455 152nd Street
Surrey, British Columbia, Canada
V3S 5A5

James Singerling                       Director, (proposed)       Common Stock                Nil         Nil
214 - 5455 152nd Street Surrey,
British Columbia, Canada V3S 5A5

All officers, directors, proposed                                 Common stock,        12,886,118       50.79%
directors as a group                                              $0.001 par value

5%+ SECURITY HOLDERS

Gary Risler (4)                        n/a                        Common Stock          1,753,018        6.91%
214 - 5455 152nd Street
Surrey, British Columbia, Canada
V3S 5A5

616796 B.C. Ltd. (4)                   n/a                        Common Stock          2,943,665       11.60%
214 - 5455 152nd Street
Surrey, British Columbia, Canada
V3S 5A5

Bruno Benedet                          n/a                        Common Stock          1,444,427        5.69%
214 - 5455 152nd Street
Surrey, British Columbia, Canada
V3S 5A5

All 5%+ Security Holders                                          Common stock,         6,141,110       24.21%
                                                                  $0.001 par value

----------
(1) Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares).In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided .In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.
(2) Percentages are based on 25,365,698 shares of our company's common stock issued and outstanding as of the date of this report there were.
(3) Includes 3,428,486 common shares held by by Westergaard Holdings Ltd. Mr. Westergaard has voting and dispositive control over securities held by Westergaard Holdings Ltd.
(4) Dianne Risler has voting and dispositive control over securities held by 616796 B.C. Ltd. Dianne Risler is the daughter of Gary Risler.

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS

The following information relates to those individuals who are our current officers and directors and who will become our directors at least ten days after this Information Statement is mailed or delivered to our shareholders in compliance with Section 14(f) of the Securities Act of 1934, as amended, and Rule 14(f)-1 thereunder. All directors of our company hold office until the next annual meeting of stockholders or until their successors have been elected and qualified. The officers of our company are appointed by our board of directors and hold office until their death, resignation or removal from office. Our directors, proposed directors and executive officers, their ages and positions held are as follows:

      Name               Age                        Position
      ----               ---                        --------
Andrea Fehsenfeld (1)     45     Director and Former President, Chief Executive
                                 Officer, Chief Financial Officer, Secretary and
                                 Treasurer

Stephen Johnston (2)      64     Director (proposed)

Robert Silzer (1)(2)      67     Director (proposed), President, Chief Executive
                                 Officer, Chief Financial Officer, Secretary,
                                 Treasurer

James Singerling (2)      70     Director (proposed)

Jason Sugarman (2)        43     Director (proposed)

Rupert Wainwright (2)     53     Director (proposed)

Keith Westergaard (2)     67     Director (proposed)

----------
(1) Ms. Fehsenfeld resigned and Mr. Silzer was appointed as our President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer effective on the closing of the share exchange agreement.
(2) Messrs. Silzer, Westergaard, Sugarman, Wainwright, Johnston and Singerlin will be appointed to our board of directors following the resignation of Andrea Fehsenfeld.

Our directors will serve in that capacity until our next annual shareholder meeting or until his or her successor is elected and qualified. Officers hold their positions at the will of our Board of Directors. There are no arrangements, agreements or understandings between non-management security holders and management under which non-management security holders may directly or indirectly participate in or influence the management of our affairs.

BUSINESS EXPERIENCE

The following is a brief account of the education and business experience during at least the past five years of each director, proposed director and executive officer, indicating the principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

ANDREA FEHSENFELD, DIRECTOR

Andrea Fehsenfeld has been President of Free Form Productions since 1999 and has been active in the production industry during this time. She has overseen over 150 productions with clients from Asia, the US, Canada, Europe and South America. She has been a member of Women in Film, the Motion Picture Industry Association and the AICP (American Commercial Producers).

Ms. Fehsenfeld attended Langara College and received a Sales and Marketing diploma in 1992. Prior to running Free Form Productions, Ms. Fehsenfeld spent seven years in the finance industry, running her own financial planning business.

Ms. Fehsenfeld served as our sole officer (President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer) from our inception on September 25, 2007 until her resignation on May 6, 2015, and has served as our sole director since September 25, 2007. We believe that Ms. Fehsenfeld is qualified to sit on our board of directors due to her consulting, management and public company experience.

STEPHEN JOHNSTON, DIRECTOR, (PROPOSED)

Stephen Johnston is the founding Partner of Global Golf Advisors and one of the leading authorities on operational analysis and financial solutions for golf businesses. Mr. Johnston began his career at the accounting firm of Thorne
Gunn/Thorne Riddell in Toronto in 1973. He earned his Chartered Accountant designation while with Thorne Riddell in 1976 and became a partner in 1984. His audit experience with major accounts subsequently expanded into real estate, communications and insurance. When the firm became known as KPMG, he continued as an Audit Partner and in 1992 created the KPMG Golf Industry Practice and assumed responsibility as National Director. In 2006 he purchased the KPMG Golf Industry Practice and created Global Golf Advisors Inc., bringing with him the entire staff complement and client files to the new firm.

At Global Golf Advisors, Mr. Johnston's focus is developing financial and business solutions for private clubs, public golf courses and resorts, golf communities, investors and lenders. He provides a keen insight for banking and finance solutions arising from his years of advising numerous international financial institutions.

He has completed due diligence and valuation assignments for some of the largest golf-related transactions in North America and has completed multiple market studies to reposition various golf assets. In addition, he has been actively involved with workouts/receiverships, providing operational and financial guidance. These assignments typically lead to member buyouts/transitions from developers or to an outright disposition of property. Mr. Johnston has been recognized as one of the Top Powerbrokers in Canadian Golf by The National Post over the past 15 years.

Mr. Johnston holds a Bachelor of Science from the University of Toronto.

ROBERT SILZER, DIRECTOR (PROPOSED), PRESIDENT, CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER, SECRETARY AND TREASURER.

Robert Silzer has over 20 years' experience in the GPS tracking and fleet solutions industries. He is the founder of DSG TAG Systems Inc. and has served as Chief Executive Officer of DSG TAG since its inception in April, 2008. Mr. Silzer is a product designer who has developed multiple new product concepts and successfully introduced these products to market including the world's first handheld bingo gaming unit, the first handheld and color handheld GPS golf units and the first Wi-Fi enabled GPS golf business solution. Prior to establishing

DSG TAG, Mr. Silzer designed a total golf solution that addressed the growing needs in Golf Course management. Through a series of mergers and acquisitions different companies with diversified hardware and software platforms, he founded GPS Industries in 1996, serving as its President, CEO, Chairman and director until 2007. Under his leadership, it became the largest operator of golf GPS systems in the world and with a remarkable 750 golf courses worldwide using the installed system. Prior to founding GPSI, Mr. Silzer founded XGA, an online golf store and website company in 1993. He also founded Advanced Gaming Technology, Inc. in 1992, an electronic gaming company, where he served as Chief Executive Officer until 1998. From 1986 to 1992, Mr. Silzer founded and operated the private company Supercart International. With over 30 years as an entrepreneur in the technology and other markets, Mr. Silzer has developed expertise in taking companies to market, growing start-up business, initial public offerings, raising funds, operations, marketing and international licensing.

Mr. Silzer become our President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer on May 6, 2015, following the resignation of Ms. Fehsenfeld from those positions.

JAMES SINGERLING, DIRECTOR, (PROPOSED)

From 1990 until his retirement in 2015, James Singerling, CCM, served as the CEO of Club Managers Association of America (CMAA), the foremost professional association for managers of membership clubs in the US. In this role Mr. Singerling was credited for elevating the professional role of club managers by creating industry-standard development and certification programs. For over two decades, he spearheaded efforts to adopt the general manager/chief operating officer model at clubs nationwide, raising the qualifications and quality of club managers. Mr. Singerling is also recognized for building new relationships for the industry with federal and state governments and within the association community.

In addition to his work within the U.S., Mr. Singerling was instrumental in the development of professional club management associations internationally, helping other nations elevate the role of club managers by adopting professional standards and certifications. Regions where his leadership is recognized include South America, Australia, China, South Africa and the Asian-Pacific corridor, among others.

Prior to becoming chief executive at CMAA, Mr. Singerling was a leader in the golf course design and management companies of Robert Trent Jones, Sr., and also served as vice president and general manager of the Coral Ridge Country Club in Ft. Lauderdale, FL.

Mr. Singerling has been recognized as Industry Leader of the Year by the University of Nevada, Las Vegas, and Michigan State University, in addition to receiving awards from Florida State University, Pennsylvania State University, Oklahoma State University and Sun Yat Sen University - China. He also was elected to the Association Committee of 100 by the U.S. Chamber of Commerce, widely recognized as the most prestigious organization of chief executives in the United States.

JASON SUGARMAN, DIRECTOR, (PROPOSED)

Jason Sugarman has over 20 years' experience in the finance business with focus on asset-backed lending and private equity investments. As the founder of two asset management firms and the lead outside investor in numerous financial service companies and real estate projects, he has funded over $1 billion in direct loan and equity placements and currently oversees Valor Group Holdings.

Beginning in 1993, Mr. Sugarman started developing land and single family real estate in Southern California. He was a founder and principal of a successful regional homebuilding and mortgage company from 1994-1999. During the 7 year period, Mr. Sugarman was involved with over a dozen subdivision developments as well as developing many condominiums and townhomes. He sold out his interest in the development company to a Lehman Brother financed entity in 1999. In 2000 Mr. Sugarman started an investment firm which specialized in equity joint ventures and turned it into one of the premier mezz-real estate lending funds in the country with peak assets under management exceeding $700 million. Mr. Sugarman oversaw the expansion into new markets (Nevada, Colorado, Hawaii, Texas, Utah, Oregon, Arizona, Florida, and Washington) and the diversification of real estate assets (office, office condo, storage, hotel, condo-hotel, mixed use and agriculture).

In addition to real estate, he also personally sponsored in a number of highly successful early stage investments which have included the founding of BANC OF CALIFORNIA (a $7B bank holding company), COR Securities Holdings (the owner of the largest independent securities clearing company in the US), COR International Towers Inc (a cell tower developer and manager in Central America), and COR Finance LTD (a company which has both telecom and solar infrastructure assets in Asia).

Mr. Sugarman is the founder and currently serves as the Chairman and CEO of Valor Group Holdings ($20 Billion AUM diversified financial services company), and as managing partner of Camden Capital, International Tower Group and COR Finance LTD. He serves as a director of Burnham Financial Group, New Olympia Re, VL Life and DSG TAG, and is an advisor and investor in Banc of California (NASDAQ: BANC), COR Securities Holdings (COR Clearing) and Corum Financial Group.

Mr. Sugarman is on the board of a number of charities with a focus on elementary education, health care research and Jewish causes. He is a Graduate of Stanford University where he was a Scholar Athlete and member of the baseball team. He is a partner in Marucci Sports, the Oklahoma City Dodgers (AAA affiliate of the Los Angeles Dodgers), and the LA Football Club (MLS franchise).

RUPERT WAINWRIGHT, DIRECTOR, (PROPOSED)

Since 2005 Rupert Wainwright has served as president and chief creative of Adore Creative, an integrated advertising and creative services agency with offices in London, Paris, Moscow, Sao Paulo, and Los Angeles. There he leads a talented staff and top tier production professionals to create commercials working with global clients. Adore Creative has built a unparalleled record of winning campaigns for the Olympics, the FIFA World Cup, Reebok, AT&T, Fox Sports One TV, and others.

As a director, Mr. Wainwright has shot all over the world and won awards for such US and International Fortune 500 clients as ATT, Sprint, Honda, Sprite, Walmart, Reebok, Footlocker, Gatorade, McDonalds, Converse, GHI, Hong Kong and Shanghai Bank, Deutsche Telekom, Barilla, BP Disney, Fritos, and his campaign for Reebok won Ad week's highest Award, the Grand Effie, for the most effective advertising campaign of 1992. Mr. Wainwright is also the director of the feature films "The Fog" (2005), which was #1 at the US Box Office opening weekend, and "Stigmata" (1999) produced by MGM, among others. From 1990 to 1998 he was the founder and CEO of the independent production company, Fragile Films.

Mr. Wainwrights holds an MA in English Literature from the University of Oxford and an MFA in Film Directing from the University of California, Los Angeles where he was a Fullbright Scholar. He is 54 years of age.

KEITH WESTERGAARD, DIRECTOR, (PROPOSED)

Keith Westergaard has over 40 years experience in real estate finance and development. He is the founder and president of Westergaard Holdings Ltd., a diversified mortgage brokerage, real estate investment, and development company with offices in Alberta and British Columbia, Canada. Westergaard Holdings Ltd. has operated continuously since 1980. Its significant projects have included the Gleniffer Lake Resort & Country Club in Central Alberta, a 217 acre bareland condominium recreational & residential land development which included 750 lots, golf course, leisure facilities and marina.

FAMILY RELATIONSHIPS

There are no family relationships among our current or proposed directors or officers.

BOARD AND COMMITTEE MEETINGS

Our board of directors held no formal meetings during the year ended September 30, 2014. All proceedings of our board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the corporate laws of the State of Nevada and our By-laws, as valid and effective as if they had been passed at a meeting of our directors duly called and held.

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
We currently do not have nominating, compensation or audit committees or committees performing similar functions nor do we have a written nominating, compensation or audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by our board of directors. Our board will consider establishing these committees following the appointments of Messrs. Johnston, Silzer, Singerlin, Sugarman, Wainwright and Westergaard to the board.

In its capacity as a nominating and audit committee, our board of directors has determined that prior to the appointment of the proposed board members described herein it does not have any members that qualify as "independent" as the term is used in Item 7(d)(2)(ii)(D) and Item 7(d)(3)(iv)(B) of Schedule 14A under the Securities Exchange Act of 1934, as amended, and as defined by Rule 4200(a)(14) of the NASD Rules.

We do not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our board of directors believes that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. We do not currently have any specific or minimum criteria for the election of nominees to our board of directors and we do not have any specific process or procedure for evaluating such nominees. Our board of directors assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

A shareholder who wishes to communicate with our board of directors may do so by directing a written request addressed to the president, Robert Silzer, at the address appearing on the first page of this information statement.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

Our directors, executive officers and control persons have not been involved in any of the following events during the past five years:

1. any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2. any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3. being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4. being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

During the last two years, except as set forth below, none of the following persons has had any direct or indirect material interest in any transaction to which our company was or is a party, or in any proposed transaction to which our company proposes to be a party:

     (a)  any director or officer of our company;
     (b)  any proposed director of officer of our company;
     (c) any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our common stock; or

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
     (d) any member of the immediate family of any of the foregoing persons (including a spouse, parents, children, siblings, and in-laws).

Andrea Fehsenfeld, our sole director and former executive officer, has funded a portion of our operations since inception pursuant to non-interest bearing loans with no specific repayment terms. As of March 31, 2015, we are indebted to Ms. Fehsenfeld in the amount of $139,970.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all
Section 16(a) reports they file.

We believe that beneficial owners have not complied with the Section 16(a) filing requirements applicable to them in that each officer, director and beneficial owner of 10% or more of our securities have not filed a Form 3 with the SEC.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

REMUNERATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the compensation paid to our President and Chief Executive Officer and key persons earning over $100,000 in total annual salary and bonus, for all services rendered in all capacities for the fiscal years ended September 30, 2014 and 2013.

                           SUMMARY COMPENSATION TABLE


                                         Annual Compensation                  Long Term Compensation (1)
                                     -------------------------     -------------------------------------------------
                                                                     Awards                    Payouts
                                                                   Securities     Restricted   -------
                                                       Other       Underlying      Shares or
                                                       Annual       Options/      Restricted               All Other
Name and Principal                                     Compen-        SARs          Share        LTIP       Compen-
   Position                  Year    Salary    Bonus   sation       Granted         Units       Payouts     sation
   --------                  ----    ------    -----   ------       -------         -----       -------     ------
Andrea Fehsenfeld            2014     Nil       Nil      Nil          Nil             Nil         Nil         Nil
Director, President          2013     Nil       Nil      Nil          Nil             Nil         Nil         Nil
(former), and Chief
Financial Officer (former)

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END VALUES

There were no stock options granted or exercised during the fiscal year ended September 30, 2014 and there were no stock options outstanding at September 30, 2014.

LONG-TERM INCENTIVE PLANS

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers, except that our directors and executive officers may receive stock options at the discretion of our board of directors. We do not have any material bonus or profit sharing plans pursuant

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
to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

COMPENSATION OF DIRECTORS

To date, we have no employees other than our officers. Neither our company's officers nor directors have been paid any compensation. Moreover, we presently have no formal employment agreements or other contractual arrangements with our officers or directors or any one else regarding the commitment of time or the payment of salaries or other compensation. When funds allow, we anticipate that our officers will be offered a compensation package.

EMPLOYMENT CONTRACTS

In the past three years no executive officer has received any amounts in connection with an executive officer's resignation, retirement, or other termination. No executive officer received any amounts in the last three years in connection with a change in control of our company or a change in the executive officer's responsibilities after a change in control.

There are no compensatory plans or arrangements, including payments to be received from our company, with respect to any person which would in any way result in payments to any such person because of his resignation, retirement, or other termination of such person's employment with our company or its subsidiaries, or any change in control of our company, or a change in the person's responsibilities following a change in control of our company.

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
                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DSG GLOBAL INC.


/s/ Robert Silzer
----------------------------------------
Robert Silzer, Director, President,
Chief Executive Officer, Chief Financial
Officer, Principal Accounting Officer,
Secretary and Treasurer

Date: May 21, 2015

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